OPERATING EXPENSE LIMITATION AGREEMENT

THIS OPERATING EXPENSE LIMITATION AGREEMENT, dated as of November 4, 2013, is made and entered into by and between Centre Funds (formerly, Drexel Hamilton Mutual Funds), a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust set forth on Schedule A attached hereto (each, the “Fund”), which may be amended from time to time, and Centre Asset Management, LLC (the “Adviser”).

WHEREAS, the Adviser has been appointed the investment adviser to the Fund pursuant to an Investment Advisory Agreement between the Trust, on behalf of the Fund, and the Adviser (the “Advisory Agreement”); and

WHEREAS, the Fund and its respective classes are responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees, subject to Paragraph 3 hereof, to reduce the fees payable to it under the Advisory Agreement between the Trust, on behalf of the Fund, and the Adviser, and/or reimburse other expenses of the Fund, for at least an initial period of not less than two years and until the next following effective date of the Post-Effective Amendment to the registration statement of the Trust relating to the Fund incorporating the Fund’s financial statements for the Fund’s fiscal year (the “Initial Term”), to the extent necessary to limit the current operating expenses of each class of shares of the Fund (including (but not limited to) investment advisory fees of the Adviser and distribution/service (Rule 12b-1) fees, but excluding any front-end or contingent deferred sales loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, extraordinary expenses (such as litigation and other expenses not incurred in the ordinary course of the Fund’s business), and acquired fund fees and expenses, to the amount of the “Maximum Operating Expense Limit” applicable to each such class of shares as set forth across from the name of each respective class of the Fund on the attached Schedule A. In the event that the current operating expenses of a class of the Fund, as accrued each month, exceed its Maximum Operating Expense Limit, the Adviser will reduce the fees payable to it and/or pay to that class of the Fund, on a monthly basis, the excess expense within 15 calendar days, or such other period as determined by the Board of Trustees of the Trust, of being notified that an excess payment is due. In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than 15 calendar days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses,” with respect to each class of the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, including, but not limited to, the investment advisory fees of the Adviser and distribution/service (Rule 12b-1) fees, but it does not include any front-end or contingent deferred sales loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, extraordinary expenses (such as litigation and other expenses not incurred in the ordinary course of the Fund’s business), and acquired fund fees and expenses.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Fund agrees to pay to the Adviser the amount of fees (including any amounts foregone through limitation or reimbursed pursuant to Paragraph 1 hereof) that, but for Paragraph 1 hereof, would have been payable by the Fund to the Adviser pursuant to the Advisory Agreement or which have been reimbursed in accordance with Paragraph 1 (the “Deferred Fees”), subject to the limitations provided in this Paragraph 3. Such repayment shall be made monthly, but only if the operating expenses of the Fund (exclusive of the fees and expenses set forth in Paragraph 1), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the “Maximum Operating Expense Limit” for each respective class of shares of the Fund, as set forth on Schedule A. Furthermore, the amount of Deferred Fees paid by the Fund in any month shall be limited so that the sum of: (a) the amount of such payment and (b) the other operating expenses of the Fund (exclusive of the fees and expenses set forth in Paragraph 1) do not exceed the above-referenced “Maximum Operating Expense Limit” for each respective class of shares of the Fund.

Deferred Fees with respect to any fiscal year of the Fund shall not be payable by the Fund to the extent that the amounts payable by the Fund pursuant to the preceding paragraph during the period ending three years after the end of such fiscal year are not sufficient to pay such Deferred Fees. In no event will the Fund be obligated to pay any fees waived or deferred by the Adviser with respect to any other series of the Trust.

4. TERM. This Agreement shall become effective on the date specified herein and shall remain in effect indefinitely and for a period of not less than the Initial Term, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Advisory Agreement is terminated, with such termination effective upon the effective date of the Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

CENTRE FUNDS		CENTRE ASSET MANAGEMENT, LLC

By:	/s/ James Abate	By:	/s/ James Abate
	Name: James Abate		Name: James Abate
	Title: Managing Director		Title: Managing Director

SCHEDULE A

OPERATING EXPENSE LIMITS

Fund Name and Class of Shares	Maximum Operating Expense Limit*

Centre Active U.S. Treasury Fund
Investor Shares	0.85%
Institutional Shares	0.60%

* Expressed as a percentage of the Fund’s average daily net assets.